UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 26, 2006

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THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046	
Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05 Costs Associated With Exit or Disposal Activities

On April 26, 2006, Thermo Electron Corporation (the "Company") announced its decision to discontinue all manufacturing and distribution operations at its Milford, Massachusetts facility. The facility is part of the Company's Life and Laboratory Sciences segment and the operations consist of a service depot, distribution activities and the manufacture of four product lines – centrifuges, molecular biology products, vacuum concentrators and power supplies. The service depot and distribution activities will be relocated to the Company's facility in Asheville, North Carolina, which was acquired as a result of the Kendro acquisition in May 2005. All of the product lines, with the exception of the power supply line, are being relocated to other facilities of the Company. Manufacture of power supplies will be outsourced to an unrelated third party.

As a result of the plant closing, approximately 100 employees will be severed. Restructuring and related charges associated with the plant closing are expected to be approximately $8 million, which will be incurred primarily in the second and third quarters of 2006. Of these charges, approximately $5.5 million represent cash costs, including $2.3 million of severance and related personnel costs and $3.2 million of abandoned facility costs. In addition, the Company expects to incur $2.5 million of asset write-offs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 28th day of April, 2006.

THERMO ELECTRON CORPORATION

By: /s/ Seth H. Hoogasian

Name: Seth H. Hoogasian
Title: Vice President,
General Counsel and Secretary